SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



May 13, 2003                                               File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,
(514) 392-2384
                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


          Form 20-F ____X___                          Form 40-F ________



Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Yes ________                                No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

Bell
Canada
International

Q1   Interim Report
     First Quarter 2003
--------------------------------------------------------------------------------

First Quarter 2003 Interim Management's Discussion & Analysis

This interim management's discussion and analysis of financial condition and results of operations ("Interim MD&A") for the first quarter of 2003 focuses on the results of the operations and financial situation of Bell Canada International Inc. ("BCI" or the "Corporation") and should be read in conjunction with BCI's unaudited interim consolidated financial statements for such period contained elsewhere herein and with the annual MD&A contained in BCI's Annual Report for 2002.

Certain sections of this Interim MD&A contain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed under "Risk Factors".

Capitalized terms used herein, and not otherwise defined, have the meanings defined in the annual MD&A contained in BCI's Annual Report for 2002 and the interim financial statements contained herein.

Overview

BCI is operating under a plan of arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the "Court"), pursuant to which it intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Although BCI estimates that a preliminary distribution to shareholders could be made in the second half of 2004, such distribution may be delayed (see Risk Factors - "Timing of Distributions and Completion of the Plan of Arrangement" and "Future Costs").

Under the Plan of Arrangement, the operations of the Corporation consist solely of executing the steps contemplated in the Plan of Arrangement with the assistance of a court-appointed monitor (the "Monitor").

Following the agreement announced on June 3, 2002 whereby BCI agreed to sell its interest in Telecom Americas Ltd. ("Telecom Americas"), since July 1, 2002 the consolidated statements of earnings and cash flows of BCI have reflected only its activities as a holding company.

Accordingly, in order to provide relevant information, this Interim MD&A focuses principally on an analysis of BCI's balance sheet presented in the form of a statement of net assets at March 31, 2003, and discussion of the possible future events and contingencies that could cause net assets to change and consequently affect the amounts which would be available for distribution to shareholders.

Statement of Net Assets

The following table summarizes the consolidated balance sheet of the Corporation as at March 31, 2003 in the form of a statement of net assets. The only difference between the consolidated balance sheet and the statement of net assets is the inclusion of estimated future net costs of $27.1 million until December 31, 2004 (being the end of the six-month period during which the Corporation estimates it may be in a position to make a preliminary distribution to shareholders).


                                 S T A T E M E N T   O F   N E T   A S S E T S
         ------------------------------------------------------------------------------------------------

         As at March 31, 2003
         (in thousands of Canadian dollars)
         Assets
         Cash and cash equivalents                                                $      349,045
         Temporary investments                                                            49,956
         Other current assets                                                                697
                                                                                  ----------------
            Total current assets                                                         399,698


         Long-term investments                                                            25,000
         Deferred charges and net fixed assets                                             1,446
                                                                                  ----------------
            Total assets                                                                 426,144
                                                                                  ----------------

         Liabilities
         Accounts payable and accrued liabilities                                         17,589

         Debt due September 29, 2004                                                     160,000
                                                                                  ----------------
            Total liabilities                                                            177,589
                                                                                  ----------------

         Net assets as at March 31, 2003                                                 248,555

         Estimated future net costs until December 31, 2004                               27,127
                                                                                  ----------------
         Estimated future net assets as at December 31, 2004 (1)                  $      221,428
                                                                                  ================


         (1) Before contingencies - see note 8 to the interim financial statements


The estimated amount of future net assets as at December 31, 2004, as shown above, is unchanged from the amount reported in the Corporation's 2002 annual report.

The accompanying interim consolidated financial statements which form the basis of the summarized statement of net assets shown above, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The principal current assets of the Corporation as at March 31, 2003 were cash and temporary investments. On March 3, 2003, BCI received the payment of the remaining balance of US$170 million due under the AMX Note. These proceeds represent the final payment on the sale of BCI's interest in Telecom Americas on July 24, 2002. Upon the exercise of the FX Option on March 4, 2003, the Corporation received net proceeds of approximately $264,010,000.
As at March 31, 2003, the Corporation's investments in Axtel S.A. de C.V. ("Axtel") and Canbras Communications Corp. ("Canbras") were recorded at their aggregate net realizable value of $25 million.

Accounts payable and accrued liabilities of $17.6 million are primarily comprised of employee-related accruals, such as pension and severance costs, typical of a company in a wind-down process and accounts payable and other accruals.

The Corporation's long-term debt of $160 million is comprised of the 11% Senior Unsecured Notes due September 29, 2004. Subject to the approval of the Court, and subject to the terms and conditions of their governing indenture, the notes could be redeemed prior to their stated maturity date. Based on current interest rates, BCI believes that there would be a net benefit if the notes were paid prior to maturity. However, BCI has been advised that any prepayment of the notes could not occur until after the identification of claims against BCI (see note 1 to the interim financial statements), which is expected to occur later this year. If such benefit continues to exist following the identification of claims, BCI will consider seeking Court approval for the prepayment of the notes.

The expected future net costs from April 1, 2003 until December 31, 2004, shown in the statement of net assets, include estimated operating costs of approximately $17.2 million, interest expense on the 11% Senior Unsecured Notes of approximately $27.6 million and estimated interest income on cash balances of approximately $17.7 million.

In accordance with Canadian GAAP, contingent liabilities are not included on a balance sheet unless the event giving rise to the liability is likely and the amount of the liability can be reasonably estimated. BCI has several such contingent liabilities, which are described in note 8 to the interim consolidated financial statements.

In light of the foregoing, there are certain possible future events and circumstances that may result in changes to BCI's balance sheet and the statement of net assets after March 31, 2003 and consequently in the amounts which will be available for distribution to BCI's shareholders. The following is a discussion of such possible future events and circumstances of which the Corporation is currently aware.

1)       Realization of investments in Axtel and Canbras

         As at March 31, 2003, the investments in Axtel and Canbras were carried at their estimated net realizable value of $10 million and $15 million respectively.

         The amount that BCI may actually realize upon disposition of each of these investments may be more or less than this amount.

         Axtel

         On March 27, 2003, BCI announced that Axtel was proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by US$ 400 million. These restructuring transactions include a capital call on shareholders, in which BCI is not participating, which will result in a reduction of BCI's equity interest in Axtel to 1.5%.

         In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, at closing BCI will receive approximately US$ 2.7 million in cash and two non-interest bearing notes. One note, in the amount of approximately US$ 3.5 million, is payable in instalments on June 30, September 30 and December 31, 2003, and will be recorded at a fair value equal to face value. The other note, in the amount of approximately US$ 9.4 million, is payable in the second quarter of 2006, and will be recorded at zero fair value. BCI's residual equity interest in Axtel will also be recorded at zero fair value.

         Canbras

         Following BCI's announcement early in 2002 of its intention to dispose of its interest in Canbras, Canbras, with the assistance of its financial advisor, commenced a process aimed at gauging potential interest by third parties in acquiring all of Canbras' broadband communications businesses in Brazil. This process is continuing and while a number of parties have shown interest in the company, valuation and financing issues could make it difficult to obtain an offer on acceptable terms, and there can be no assurance as to the outcome of the sale process.

         Canbras' revenues were $13.5 million in the quarter, down $3.7 million or 21.5% compared to the first quarter of 2002. This decrease is mainly as a result of a 54% devaluation of the average translation rate of the Brazilian real compared to the Canadian dollar relative to the first quarter of 2002, partially offset by cable and internet access subscriber growth and price increases. Earnings before interest, taxes, depreciation and amortization were unchanged, at $3 million, from the first quarter of 2002. The decrease in revenues was offset by a decrease in the cost of service and in operating expenses both resulting principally from the devaluation of the average translation rate of the Brazilian real.

         As at March 31, 2003, Canbras' primary subsidiary, Canbras TVA, had US$18.5 million (approximately $27 million) of debt outstanding under a credit facility with several financial institutions. Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $13.6 million) in principal repayment obligations due in May 2003, and Canbras TVA faces the possibility of a payment default which could result in an acceleration of the entire amount of indebtedness under the facility. In addition, Canbras does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004. Canbras' sale process may be negatively affected by this liquidity situation.

         Canbras is currently engaged in discussions with its bank lenders and the partner in Canbras TVA, and progress has been made with regard to a potential restructuring of the debt that could avoid a payment default by Canbras TVA this May and which would be based on a business plan that could enable Canbras to continue in operation for 2003 and beyond. Canbras is cautiously optimistic that all parties will reach an acceptable agreement with the intention of addressing the various liquidity challenges facing the company.

         If a favourable outcome is achieved with respect to Canbras TVA's obligations under its credit facility, it is possible that prior to completing a disposition of its interest in Canbras, BCI may consider making further minor investments in Canbras. Any decisions BCI takes with regard to further investments in Canbras will depend on whether BCI believes such investments will enhance the value and liquidity of its interest in Canbras and will also be subject to the Monitor's review and Court approval.

2) Class Action Proceeding against the Corporation on behalf of former debenture holders

         As explained in note 8c) to the interim financial statements, the Corporation, its directors, and BCI's majority shareholder, BCE Inc. ("BCE"), are defendants in a class action proceeding seeking $250 million in damages on behalf of certain former holders of 6.75% convertible unsecured subordinated debentures in connection with BCI's recapitalization plan. The Corporation believes that the allegations in the class action are without merit and intends to vigorously defend its position. As a result, no provision has been included in the interim financial statements.

3)   Lawsuit against the Corporation on behalf of common shareholders

         As explained in note 8d) to the interim financial statements, the Corporation and BCE are also defendants in a proposed class action proceeding seeking $1 billion in damages on behalf of certain former common shareholders.

         BCI believes the allegations in the lawsuit are without merit and intends to take all appropriate actions, including contesting the plaintiff's application to have the lawsuit certified as a class action, to vigorously defend its position. As a result, no provision has been included in the interim financial statements.

4)   Comcel VOIP litigation

         As described in note 8b) to the interim financial statements, BCI has indemnified Comcel in connection with litigation claiming damages of approximately US$70 million relating to Comcel's provision of VOIP service between December 1998 and September 1999. Comcel believes that the claims lack an evidentiary basis and is vigorously defending itself in this litigation. As a result, BCI has not included any provision for its indemnity of Comcel in the interim financial statements.

5) Threatened Legal Proceedings by La Caisse de depot et placement du Quebec ("CDP")

         As described in note 8e) to the interim financial statements, CDP which held approximately $141 million of BCI's 6.5% and 6.75% convertible unsecured debentures has threatened to institute legal proceedings in connection with BCI's recapitalization plan. The Corporation is unable to ascertain the potential financial impact of this matter and no provision has been included in the interim financial statements.

6)   Vesper Guarantees

         As described in note 8a) to the interim financial statements, in 2001 BCI entered into agreements with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the debt of the Vespers outstanding with such banks. Twenty-five percent of the debt matures in November 2004 and seventy-five percent of the debt matures in November 2005. The debt is principally denominated in Brazilian reais, however BCI's exposure is capped at a maximum amount of US$32.3 million.

         In January 2003, the Vespers prepaid a portion of the debt and following such prepayment, BCI's exposure was approximately US$20.8 million. BCI's guarantee exposure will fluctuate if there are further reductions in the debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

         Vespers' majority shareholder, QUALCOMM Incorporated ("Qualcomm") has recently expressed disappointment with the Brazilian regulator's denial of the Vespers' request to provide full mobility service within its existing frequency band. As a result, Qualcomm has initiated steps to pursue a sale or other disposition of its interest in the Vespers and/or its assets. Based on currently available information, BCI believes there is no reason to conclude at this time that the guaranteed debt will not be paid in full. As a result, no provision for the Vesper guarantees has been included in the interim financial statements.

7)   Monetization of Tax Losses

         As at December 31, 2002 BCI had Canadian non-capital losses of approximately $450 million and capital losses of approximately $54 million, the benefit of which has not been recognized in the financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

         Because of its lack of significant sources of taxable income, it is reasonable to conclude that the benefit of the non-capital losses cannot be realized directly by BCI but may, subject to the provisions of the Income Tax Act, be realized by means of possible transactions involving other non-related corporations or BCI's controlling shareholder, BCE, or any of BCE's subsidiaries.

         While BCI intends to explore all avenues to monetize its non-capital losses in order to create additional value for BCI's shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

         BCI does not believe it can realize any benefit from its capital losses.


Results of Operations for 2003

Net loss for the first quarter was $15.4 million, or $0.38 per share. Corporate overhead costs were $2.5 million for the quarter. Foreign exchange losses for the quarter of $9.8 million were mainly due to the impact of a seven percent decline in value of the US dollar on the AMX Note ($16.2 million) and US dollar denominated short-term debt investments ($5.3 million) offset by a gain on the FX Option ($11.7 million). Interest expense on the 11% senior secured notes was $4.6 million (including amortization of issue expenses), while interest income on cash and cash equivalents and temporary investments was $1.5 million.

Risk Factors

The following are major risk factors facing the Corporation. Certain of these risk factors are also discussed in this Interim MD&A under "Statement of Net Assets".

Timing of Distributions and Completion of the Plan of Arrangement
While BCI estimates that a preliminary distribution to shareholders may be possible in the second half of 2004, this timing is dependent upon the resolution of BCI's contingent liabilities, in particular, outstanding and threatened litigation against BCI (as described below under "Litigation-Debentureholders Class Action", "Litigation-Shareholders Class Action" and "Threatened Litigation"). This timing may also be affected by various other factors, such as appeals of court decisions in these litigations, which could delay this timing by several months or more. After the possible preliminary distribution to shareholders, BCI will likely make further distributions to shareholders at later dates. The timing of such further distributions will depend on when BCI is able to monetize its then remaining assets and resolve any final claims against the Corporation.

In addition, the timing of the completion of the steps of BCI's Plan of Arrangement are also dependent upon the resolution of other known or unknown claims which may be asserted against BCI and which BCI may contest. A claims identification procedure has been established by order of the Court which provides for a three-month period (four months in the case of tax claims) in which potential claims against BCI are to be identified. However, this period does not commence until after the Court's decision with respect to whether or not the lawsuit filed by a BCI common shareholder on behalf of all persons who owned BCI common shares on December 3, 2001 should be certified as a class action. Although there can be no certainty, BCI anticipates a Court decision in that regard will be made in the second quarter of 2003. Following the identification period for claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims. BCI can give no assurances as to the length of time that may be necessary to conclude these steps.

Litigation - Debentureholders Class Action
On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures, seeking the Court's approval to proceed by way of class action on behalf of all holders of the 6.75% debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's recapitalization plan. In accordance with an agreement reached among the parties to this lawsuit in December 2002, the Court ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action and BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding. In the event that BCI is not successful in its defence of the class-action lawsuit, BCI's insurers have indicated that this claim will not be covered by BCI's existing insurance policies. BCI has indicated that it disagrees with this interpretation and has reserved its rights to contest such interpretation at a later date.

Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense. Furthermore, regardless of the outcome with respect to the Corporation, BCI has indemnification arrangements in place with its directors and will therefore bear the cost of damages in the event, and to the extent, that the claim is successful against BCI's directors.

Litigation - Shareholders Class Action
On September 27, 2002 a lawsuit was filed with the Court by a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's recapitalization plan and the implementation of the Plan of Arrangement. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions, including actively contesting the certification of the lawsuit as a class action, to vigorously defend its position.
Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense, either in contesting the certification of the lawsuit as a class action, or ultimately (if necessary) on the merits of the lawsuit. In the event that BCI is not successful in its defense of the lawsuit, there is no guarantee that BCI's insurers will agree that the claim is covered by BCI's existing insurance policies.

Threatened Litigation
CDP which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 6.50% and 6.75% convertible unsecured subordinated debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the recapitalization plan resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP. BCI believes the allegations are without merit. In the event that litigation is commenced, or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position, although there can be no assurance that BCI would be successful in defending such an action.

Comcel VOIP Indemnification
Pursuant to the Telecom Americas Reorganization in February 2002, which included the transfer of Comcel from Telecom Americas to America Movil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation, involving claims of approximately US$70 million, in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over internet protocol ("VOIP"). BCI has agreed (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million.

Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis. However, there can be no assurance that Comcel will be successful in its defense.

Closing of transaction in  connection  with  Axtel's  restructuring
In connection with the Axtel restructuring, BCI expects to receive at closing cash of approximately US$2.7 million, a promissory note in the aggregate amount of approximately US$3.5 million, due in instalments in June, September and December of 2003, as well as a promissory note due in the second quarter of 2006 in the amount of approximately US$9.4 million. There can be no assurance that this transaction will close or, if closing does occur, that BCI will receive payment of these notes receivable from Axtel.

With respect to BCI's expected remaining 1.5% equity interest in Axtel, BCI will not retain any material influence or control over the affairs of Axtel, and there can be no assurance that BCI will be able to realize any value for this remaining investment.

Realization of the estimated net realizable value of investment in Canbras
There can be no assurance that BCI will recover its estimated net realizable value of its investment in Canbras. Management's best estimate of net realizable value is dependent on many factors which are outside of its control, including political and economic factors currently prevailing in Brazil, the value of the Brazilian real relative to the Canadian dollar, and the current financial situation of Canbras.

In connection with the process presently being undertaken by Canbras aimed at gauging potential interest of third parties in acquiring all of Canbras' broadband communications businesses in Brazil, there can be no assurance regarding the outcome, including whether any definitive expressions of interest or bids will be made on terms, including price, acceptable to the board of directors of Canbras, or whether any agreement could be concluded. In addition, if any such agreement could be concluded, the closing of any such transaction would be subject to regulatory and other required approvals, including shareholder approvals. Although BCI intends to dispose of its interest in Canbras, there can be no assurance that any proposals which may be made to Canbras will be on terms that are acceptable to BCI.

As at March 31, 2003, Canbras' primary subsidiary, Canbras TVA, had US$18.5 million (approximately $27 million) of debt outstanding under a credit facility with several financial institutions. Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $13.6 million) in principal repayment obligations due in May 2003, and Canbras TVA faces the possibility of a payment default which could result in an acceleration of the entire amount of indebtedness under the facility. In addition, Canbras does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004. Canbras' sale process may be negatively affected by this liquidity situation,

Cash and Cash Equivalents and Temporary Investments
BCI has approximately $399 million of cash and cash equivalents and temporary investments. Some of the funds will be used to pay expected future operating costs and interest expenses pending the resolution of outstanding claims against BCI prior to making distributions to shareholders. In the interim, it is BCI's intention to invest such funds in investment grade debt instruments with various maturities, not extending beyond December 31, 2004, in such a manner as to preserve the value of capital while also earning interest income. There can be no assurance that one or more issuers of debt instruments might default on such obligations.

Foreign Currency Exchange Rates
In order to offset the foreign currency risk associated with certain US dollar denominated contingent liabilities, the Corporation keeps a portion of its temporary investments denominated in US dollars. To the extent that BCI does not ultimately need these amounts to satisfy contingent liabilities, the Corporation may be exposed to exchange rate fluctuations on such temporary investments denominated in US dollars.

The Vesper Guarantees
There can be no assurance that the Vespers will have the resources needed to repay its bank debt when it becomes due. As a result, BCI may be called upon to make payments to such banks under its guarantees up to a maximum amount of US$32.3 million.

Future Costs
BCI's actual future operating costs and interest income may be materially different than those estimated in this Interim MD&A.

Moreover, there can be no assurance that BCI will be in a position to make a preliminary distribution to its shareholders in the second half of 2004. In addition, BCI will continue to incur operating costs and interest income beyond such date, regardless of when a preliminary distribution is made, until such time that a final distribution can be made.

Stock Exchange Delisting
The TSX has indicated to the Corporation that it will not, as a result of BCI's operating under the Plan of Arrangement, suspend trading or begin a delisting proceedings with respect to BCI's common shares. However, the TSX intends to monitor the Corporation on an ongoing basis and will determine whether to suspend trading on the common shares if either the Corporation does not meet continued listing requirements or if the continued listing of the Corporation adversely affects the quality of the TSX market. There can be no assurance that BCI will maintain its TSX listing.

In 2002, the NASDAQ National Market initiated delisting proceedings against BCI. Although NASDAQ ultimately agreed to allow BCI's common shares to remain listed on the exchange, there can be no assurance that BCI will continue to meet the NASDAQ listing requirements and that NASDAQ will not once again seek to delist BCI.

In the event that BCI's common shares were delisted from either or both of the TSX and NASDAQ, there could be a material adverse effect on the liquidity of BCI's common shares.

--------------------------------------------------------------------------------
Consolidated Balance Sheets
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                            Unaudited
                                                                              As at                      As at
                                                                            March 31,                December 31,
                                                                              2003                       2002
                                                                        ------------------         ------------------
Current assets
Cash and cash equivalents (Note 3)                                         $       349,045          $          2,617
Temporary investments (Note 4)                                                      49,956                   146,488
Note receivable (Note 5)                                                                 -                   268,532
Accounts receivable                                                                    554                     1,560
Prepaid expenses and other current assets                                              143                     1,317
                                                                           -----------------        ------------------
                                                                                   399,698                   420,514


Investments (Note 6)                                                                25,000                    25,000
Fixed assets, net                                                                      118                       168
Deferred charges                                                                     1,328                     1,550
                                                                           -----------------        ------------------
                                                                           $       426,144          $        447,232
                                                                           =================        ==================

Current liabilities
Accounts payable and accrued liabilities                                   $        17,589                    23,304

Long-term debt                                                                     160,000                   160,000
                                                                           -----------------        ------------------
                                                                                   177,589                   183,304
                                                                           -----------------        ------------------

Commitments and contingencies (Note 8)

Shareholders' equity
Stated capital (Note 7)                                                             10,000                    10,000
Contributed surplus (Note 7)                                                     1,941,560                 1,941,560
Deficit                                                                         (1,703,005)               (1,687,632)
                                                                           -----------------        ------------------
                                                                                   248,555                   263,928
                                                                           -----------------        ------------------
                                                                           $       426,144          $        447,232
                                                                           =================        ==================

--------------------------------------------------------------------------------
Consolidated Statements of Earnings (Unaudited)
--------------------------------------------------------------------------------
(In thousands of Canadian dollars, except per share amounts)

                                                                                      Three months ended
                                                                                          March 31,
                                                                          -------------------------------------------
                                                                                 2003                    2002
                                                                          -------------------      ------------------
Revenues                                                                  $            -           $       136,699

Cost of sales                                                                          -                    55,393
Selling, general and administrative expenses                                       2,448                    40,687
Depreciation and amortization                                                         25                    43,488
                                                                          -------------------      ------------------

Operating loss from continuing operations                                         (2,473)                   (2,869)

Foreign exchange loss                                                             (9,805)                   (2,703)
Interest expense                                                                  (4,621)                  (66,389)
Gain on investments                                                                    -                     1,660
Interest income                                                                    1,488                     9,796
Other                                                                                 38                   (11,222)
                                                                          -------------------      ------------------
Loss from continuing operations before non-controlling interest                  (15,373)                  (71,727)

Non-controlling interest                                                               -                     5,274
                                                                          -------------------      ------------------
Net loss from continuing operations                                              (15,373)                  (66,453)
Discontinued operations  (Note 9)                                                      -                   672,921
                                                                          -------------------      ------------------
Net earnings (loss)                                                              (15,373)                  606,468
Interest on convertible debentures                                                     -                    (3,233)
                                                                          -------------------      -------------------
Net earnings (loss) applicable to common shares                           $      (15,373)          $       603,235
                                                                          ===================      ===================
Earnings (loss) per common share - basic
    and diluted (Note 7)                                                  $        (0.38)          $         29.67
                                                                          ===================      ===================

--------------------------------------------------------------------------------
Consolidated Statements of Deficit (Unaudited)
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                                      Three months ended
                                                                                          March 31,
                                                                          -------------------------------------------
                                                                                2003                     2002
                                                                          -----------------        ------------------
Deficit, beginning of period, as previously reported                      $  (1,687,632)             $    (870,241)
Cumulative effect on prior years of change in accounting policy for
foreign currency translation                                                          -                   (112,748)
                                                                          -----------------        ------------------
Deficit, beginning of period, as restated                                    (1,687,632)                  (982,989)
Net earnings (loss)                                                             (15,373)                   606,468
Interest on convertible debentures                                                    -                     (3,233)
Share issue costs                                                                     -                     (9,000)
                                                                          -----------------        ------------------
Deficit, end of period                                                    $  (1,703,005)             $    (388,754)
                                                                          =================        ==================


--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows  (Unaudited)
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)

                                                                                  Three months ended
                                                                                      March 31,
                                                                       -----------------------------------------
                                                                            2003                     2002
                                                                       ----------------        -----------------
Operations
Net loss from continuing operations                                    $    (15,373)         $      (66,453)
Items not affecting cash
   Gain on investments                                                            -                  (1,660)
   Depreciation and amortization                                                 25                  43,488
   Non-controlling interest                                                       -                  (5,274)
   Losses on foreign exchange                                                 9,805                   2,844
   Accreted interest on long-term debt                                            -                  17,213
   Amortization of long-term debt expenses                                      222                     222
   Amortization of premium on temporary investments                             338                       -
   Amortization of discount on notes                                              -                   4,821
Changes in working capital items                                             (5,059)                (30,750)
                                                                       ----------------        -----------------
Cash provided by (used for) continuing operations                           (10,042)                (35,549)
                                                                       ----------------        -----------------

Investing activities
Notes receivable, including exercise of foreign currency option             264,010                 (17,264)
Capital expenditures                                                             24                 (23,907)
Other long-term assets                                                            -                  (1,876)
Temporary investments                                                        94,188                       -
Acquisition of subsidiaries and joint venture investees
(net of cash)                                                                     -                  (2,274)
                                                                       ----------------        -----------------
Cash provided by (used for) continuing investing activities                 358,222                 (45,321)
                                                                       ----------------        -----------------
Financing activities
Short-term loan facilities                                                        -                (174,082)
Decrease in notes payable                                                         -                 (27,748)
Addition of long-term debt                                                        -                 131,658
Reduction of long-term debt                                                       -                 (49,398)
Issuance of common shares                                                         -                 440,242
Share issue costs                                                                 -                  (9,000)
Interest paid on convertible debentures                                           -                 (40,060)
Other long-term liabilities                                                       -                   5,938
                                                                       ----------------        -----------------
Cash provided by continuing financing activities                                  -                 277,550
                                                                       ----------------        -----------------
Foreign exchange loss on cash and cash equivalents held in
foreign currencies
                                                                             (1,752)                 (2,063)
                                                                       ----------------        -----------------
Cash used for discontinued operations (Note 9)                                    -                  (2,535)
                                                                       ----------------        -----------------

Net increase in cash and cash equivalents                                   346,428                 192,082
Cash and cash equivalents, beginning of period                                2,617                 378,204
                                                                       ----------------        -----------------
Cash and cash equivalents, end of period                               $    349,045             $   570,286
                                                                       ================        =================

See Note 10 for supplementary cash flow information

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.       Description of business and basis of presentation

         The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 as set out on pages 17 to 62 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2002 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP").

         Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2002 Annual Report.

         Bell Canada International Inc. ("BCI" or the "Corporation") is operating under a Plan of Arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the "Court"), pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to users of BCI's financial statements. The consolidated balance sheet at March 31, 2003 reflects BCI's 75.6% interest in Canbras Communications Corp. ("Canbras") and its 30.0% interest in Axtel S.A. de C.V. ("Axtel") as long-term investments recorded at the lower of carrying value and net realizable value. BCI's 49.9% interest in Genesis Telecom C.A. ("Genesis") and its 1.4% fully diluted interest in Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively the "Vespers") have been previously written off. Since July 1, 2002, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

         PLAN OF ARRANGEMENT

         On July 12, 2002 the shareholders and noteholders of BCI approved a Plan of Arrangement under the Canada Business Corporations Act. Court approval for the Plan of Arrangement was received on July 17, 2002.

         The principal elements of the Plan of Arrangement are as follows:

         o Performance by BCI of all its obligations pursuant to the share purchase agreement to effect the Telecom Americas disposition;

         o A share consolidation such that following the consolidation, BCI would have 40 million shares outstanding;

         o With the assistance of a court-appointed monitor, Ernst & Young Inc., (the "Monitor") and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;

         o BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;

         o Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, the liquidation of BCI and the final distribution to BCI's shareholders with the assistance of the monitor and the approval of the Court; and

         o Following the liquidation of BCI and the final distribution to BCI's shareholders, the dissolution of BCI.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.       Description of business and basis of presentation (cont'd)

         BCI has now discharged all of its obligations in connection with the share purchase agreement to effect the Telecom Americas disposition and has received and monetized the entire consideration received in such disposition.

         BCI's shares were consolidated in July, 2002 on a basis of approximately 1 share for every 120 held, resulting in 40 million shares outstanding at that date.

         BCI is continuing to manage, with the assistance of the Monitor, its remaining assets, in particular, Axtel and Canbras, for the purposes of disposing of such assets in an orderly manner (see Note 6).

         On December 2, 2002, the Court approved a claims identification process for BCI. The claims identification process establishes a procedure by which all claims against BCI will be identified within a specified period. This period will begin following the Court's decision with respect to the certification as a class action of the lawsuit filed by a BCI shareholder, which certification decision is expected in the second quarter of 2003. BCI intends to contest the certification of the BCI shareholder's action.

         Following the period for the identification of claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims.

         In accordance with an agreement reached between the parties, the Court has ordered that the lawsuit filed by certain former holders of BCI's 6.75% convertible unsecured subordinated debentures be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages).


2.       Significant accounting policies

         In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at March 31, 2003 and the results of operations and cash flows for the three months ended March 31, 2003 and 2002, respectively.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. In particular, the recorded amount of investments is subject to significant measurement uncertainty.

         The following is a summary of the Corporation's accounting policies for Cash and Cash Equivalents and Temporary Investments.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

2.       Significant accounting policies (cont'd)

         CASH AND CASH EQUIVALENTS
         Cash and cash equivalents represent cash and highly-liquid short-term debt investments with an initial maturity of three months or less at the date of acquisition.

         TEMPORARY INVESTMENTS
         Temporary investments consist of debt investments with an initial maturity greater than three months but less than twelve months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

         For a full description of the Corporation's significant accounting policies, refer to BCI's financial statements for the year ended December 31, 2002.

3.       Cash and Cash Equivalents

         As at March 31, 2003, included in cash and cash equivalents was investment grade short-term debt investments such as commercial paper and banker's acceptances, in the amount of $346,441,000 of which $23,638,000 (US$16,088,000) was denominated in US dollars. The investments mature at varying dates from April 1, 2003 to April 16, 2003. The effective yields on the Canadian and US denominated investments range from 3.0% to 3.07% and from 1.24% to 1.25% respectively.

4.       Temporary Investments

         As at March 31, 2003, the Corporation held investment grade corporate debentures and medium term notes in the amount of $32,023,000 including an unamortized premium of $465,000 being amortized over the remaining term to maturity. The debentures and medium term notes mature at varying dates from June 5, 2003 to December 1, 2003 and bear interest semi-annually at rates ranging from 6.25% to 8.55%. The effective yields on the debentures and medium term notes range from 2.86% to 3.93%. At March 31, 2003 the estimated fair value of the debentures and medium term notes amounted to $32,650,000. In addition, the Corporation also held investment grade commercial paper in the amount of $17,933,000. The commercial paper matures at varying dates from April 15, 2003 to January 15, 2004. The effective yields on the commercial paper range from 2.78% to 3.2%. At March 31, 2003 the estimated fair value of the commercial paper amounted to $18,002,000.

5.       Note Receivable

         On March 3, 2003, BCI received the payment of the remaining balance of US$170 million (the "AMX Note") due from America Movil. These proceeds represent the final payment on the sale of BCI's interest in Telecom Americas on July 24, 2002. Upon the exercise of a foreign currency option ("FX Option") on March 4, 2003, the Corporation received net proceeds of approximately $264,010,000.

6.       Investments

         As shown below, investments are comprised of the Corporation's investments in Axtel and Canbras and are recorded at the lower of carrying value and net realizable value. As at March 31, 2003, Axtel was recorded at $10 million and Canbras was recorded at $15 million.

           Company (Country)             Operations             Equity(1)(2)
                                                                Interest
           ------------------------ --------------------------- ---------------
           Canbras  (Brazil)        Broadband Cable & ISP           75.6%
           Axtel (Mexico)           Fixed Wireless                  30.0%

           (1) Figures represent, as at March 31, 2003, BCI's economic interests in the companies listed. (2) Excludes investments previously written off: Vespers - 1.4% (fully diluted) and Genesis - 49.9%.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

6.       Investments  (cont'd)

         On March 27, 2003, BCI announced that Axtel was proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by US$ 400 million. These restructuring transactions include a capital call on shareholders in which BCI is not participating, which will result in a reduction of BCI's equity interest in Axtel to 1.5%.

         In connection with the restructuring, which also included a settlement of all obligations under a BCI service agreement with Axtel, at closing, BCI will receive approximately US$ 2.7 million in cash and two non-interest bearing notes. One note, in the amount of approximately US$ 3.5 million, is payable in instalments on June 30, September 30 and December 31, 2003, and will be recorded at a fair value equal to face value. The other note, in the amount of approximately US$ 9.4 million, is payable in the second quarter of 2006, and will be recorded at zero fair value. BCI's residual equity interest in Axtel will also be recorded at zero fair value.

         Management's best estimate of the net realizable value of the Corporation's remaining investment in Canbras is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amount at which it is currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest; the political, economic and financial conditions currently prevailing in Brazil and the current financial situation of Canbras.


7.       Stated capital

         A) COMMON SHARES, AS AT MARCH 31, 2003 ARE AS FOLLOWS:

            On July 12, 2002, the Shareholders and Noteholders of BCI approved the Plan of Arrangement which resulted in, among other things, a share consolidation of 1 share for every approximately 120 held, such that immediately following the consolidation, BCI had 40,000,000 shares outstanding. The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation.

                                                   Number of        Stated
                                                     shares         capital
                                                 --------------  -------------

            Balance, December 31, 2002            40,000,000       $   10,000
                                                 --------------  -------------
            Balance, March 31, 2003               40,000,000       $   10,000
                                                 ==============  =============

B)       STOCK OPTIONS

         At March 31, 2003, 9,520 stock options were outstanding of which 6,830 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $2,055 to $5,428 per share over a remaining contract life of between 2.8 to 7.3 years.


C)       EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

         The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations as if the share consolidation described in Note 1, took place as of January 1, 2002:

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated capital (cont'd)

                                                                             Three months ended
                                                                                  March 31,
                                                                     ------------------------------------
                                                                          2003                2002
                                                                     ---------------     ----------------
         Numerator:
         Net loss from continuing operations                         $  (15,373)         $    (66,453)
         Interest on convertible debentures                                   -                (3,233)
                                                                     ---------------     ----------------
         Net loss from continuing operations
         applicable to common shares - basic and
         diluted                                                     $  (15,373)         $    (69,686)
                                                                     ---------------     ----------------
         Denominator:
         Weighted-average number of shares - basic
         and diluted                                                     40,000                20,329
                                                                     ---------------     ----------------
         Basic and diluted loss per share from
         continuing operations                                       $    (0.38)         $      (3.43)
                                                                     ===============     ================


         The Corporation excluded potential common share equivalents from the computation of diluted earnings (loss) per share from continuing operations computed above, as they were anti-dilutive.


D)       EARNINGS (LOSS) PER SHARE

         The following table sets forth the computation of basic and diluted earnings (loss) per share as if the Share Consolidation described in Note 1, took place as of January 1, 2002:

                                                                                Three months ended
                                                                                    March 31,
                                                                      ---------------------------------------
                                                                            2003                  2002
                                                                      -----------------     -----------------
         Numerator:
         Net earnings (loss)                                          $    (15,373)         $    606,468
         Interest on convertible debentures                                      -                (3,233)
                                                                      -----------------     -----------------
         Net earnings (loss) applicable to common
         shares - basic and diluted                                   $    (15,373)              603,235
                                                                      -----------------     -----------------
         Denominator:
         Weighted-average number of common
         shares - basic and diluted                                         40,000                20,329
                                                                      -----------------     -----------------
         Basic and diluted earnings (loss) per share                  $      (0.38)         $      29.67
                                                                      =================     =================

         Potential common share equivalents were excluded from the computation of diluted earnings (loss) per share as they were anti-dilutive in the computation of diluted earnings (loss) per share from continuing operations.

8.       Contingencies

         The Corporation has not accrued any amounts with respect to the following contingencies:

         a) As part of the Vesper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements (the "Vesper Guarantees") with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the Vespers' debt outstanding with such banks. At the time BCI entered into the Vesper Guarantees, the aggregate debt (the "Vesper Debt") outstanding with such banks, which is principally denominated in Brazilian reais, represented the equivalent of approximately US$102.9 million. BCI's exposure under the Vesper Guarantees was capped at a maximum amount of US$32.3 million.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

8.       Contingencies  (cont'd)

               In January 2003, the Vesper companies entered into transactions that resulted in a prepayment of a portion of the Vesper Debt. Following this prepayment, the total Vesper Debt was the equivalent of approximately US$66.3 million. BCI's exposure as at March 31, 2003, under the Vesper Guarantees was approximately US$20.8 million. BCI's guarantee exposure will fluctuate if there are further reductions in the Vesper Debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

               Twenty five percent of the Vesper Debt is due in November 2004 and the remaining seventy five percent is due in November 2005. The Vesper Guarantees can be called if:

                    a) The Vespers default in the repayment of the principal
                       amount of the loans at maturity or upon early acceleration; or

                    b) In the event BCI is dissolved or liquidated.

               To the extent that BCI is required to pay the Vesper Guarantees, it will become a creditor of the Vespers.

               Vespers' majority shareholder, QUALCOMM Incorporated ("Qualcomm") has recently expressed disappointment with the Brazilian regulator's denial of the Vespers' request to provide full mobility service within its existing frequency band. As a result, Qualcomm has initiated steps to pursue a sale or other disposition of its interest in the Vespers and/or its assets. Based on currently available information, BCI believes there is no reason to conclude at this time that the guaranteed debt will not be paid in full.

b) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol ("VOIP") between December 1998 and September 1999. Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis.

               BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.

c) On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's recapitalization plan (the "Recapitalization Plan") completed on February 15, 2002.
               In accordance with an agreement reached among the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position.
               As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information) 8. Contingencies (cont'd.)


d) On September 27, 2002 a lawsuit was filed with the Court by a BCI common shareholder. The Plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions, including contesting the certification of the lawsuit as a class action, to vigorously defend its position. A hearing on the certification of the lawsuit as a class action is expected to be held in the second quarter of 2003.

e) La Caisse de depot et placement du Quebec ("CDP") which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 6.50% and 6.75% convertible unsecured subordinated debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the Recapitalization Plan resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP.

               BCI believes the allegations are without merit. In the event that litigation is commenced or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position.

               The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation.

9.       Discontinued operations

         Spanish Americas Mobile, Spanish Americas Broadband and Brazil
         Broadband
         Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, as part of a reorganization of Telecom Americas (the "Reorganization") Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value. Regulatory approval for the distribution of Techtel was received during May, 2002, accordingly it was distributed as provided for in the Reorganization.

         Net earnings from discontinued operations are as follows:


                                                                                  Three months ended
                                                                                       March 31,
                                                                          ------------------------------------
                                                                               2003                 2002
                                                                          ---------------       --------------
         Revenues applicable to discontinued operations,
           excluded from consolidated revenues                            $         -           $          -
         ----------------------------------------------------             ---------------       --------------
         Net operating earnings from discontinued
           operations, net of tax:                                                  -                      -
         Net gain on Reorganization                                                 -                672,921
         ----------------------------------------------------             ---------------       --------------
         Net earnings from discontinued operations                        $         -              $ 672,921
         ----------------------------------------------------             ---------------       --------------

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)


9.       Discontinued operations (cont'd)

         Cash flows from discontinued operations are as follows:

                                                                                  Three months ended
                                                                                       March 31,
                                                                          ------------------------------------
                                                                               2003                 2002
                                                                          ---------------      ---------------
         Operating activities                                             $        -           $     13,737
         Investing activities                                                      -                (10,971)
         Financing activities                                                      -                 (5,340)
         Foreign exchange gain  on cash held in foreign
         currencies                                                                -                     39
         ----------------------------------------------------             ---------------      ---------------
         Cash flows used for discontinued operations                      $        -           $     (2.535)
         ----------------------------------------------------             ---------------      ---------------



10.      Supplementary cash flow information

                                                    Three months ended
                                                         March 31
                                            ------------------------------------
                                                 2003                 2002
                                            ---------------      ---------------
                  Interest paid             $     8,800          $     40,815
                                            ===============      ===============

                                                              TRADING STATISTICS



       Price Range of Common Shares                                                  Average Daily Trading Volumes
       -----------------------------------------------------------------------       --------------------------------------------
                                                          Jan 1 - Mar 31, 2003                               Jan 1 - Mar 31, 2003
                                              High       Low          Close
          Toronto Stock Exchange        ($)   2.85       1.94         2.23          Toronto Stock Exchange           24,019
          NASDAQ                      (US$)   1.889      1.25         1.53          NASDAQ  (BCICF)                   8,843



        Additional information may be obtained from:


        Bell Canada International Inc.
        Investor Relations
        1000, rue de La Gauchetiere Ouest, Bureau 1200
        Montreal (Quebec)  H3B 4Y8

        Tel:      (514) 392-2323
        Fax       (514) 392-2266
        E-mail:   investor.relations@bci.ca



        BCI files financial and corporate information with Canadian securities commissions. This information can be found at www.sedar.com or on the BCI website, www.bci.ca, and is available from the Corporation upon request. The Corporation also files financial and corporate information with the US Securities and Exchange Commission (SEC). This information is accessible on the SEC's website, www.sec.gov, and is available from the Corporation upon request.

        BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.

        A subsidiary of BCE Inc., Canada's largest communications company, BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.













Certain statements made in this report describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 20-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         BELL CANADA INTERNATIONAL INC.


Date: May 13, 2003       [Signed:  Graham E. Bagnall]
                         -------------------------------------
                         Name: Graham E. Bagnall
                         Title:  Vice-President and Comptroller